5000 Headquarters Drive	800.338.8754 main	www.mcafee.com
Plano, TX 75024
September 12, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Re:	McAfee, Inc. Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007 Filed February 27, 2008 and April 29, 2008, respectively Form 8-K Filed July 31, 2008 File No. 001-31216
Ladies and Gentlemen:
     McAfee, Inc. (“McAfee” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2008 relating to the Company’s Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2007 (File No. 001-31216) originally filed with the Commission on February 27, 2008 and April 29, 2008, respectively (the “Form 10-K” and “Form 10-K/A”), and Form 8-K filed with the Commission on July 31, 2008 (the “Form 8-K”).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K or Form 8-K as applicable. All page numbers refer to the Form 10-K or Form 8-K as applicable unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Results of Operations, page 41
1.	In comment 1 of our letter dated May 28, 2008, we called to your attention the requirement contained in Item 303(a)(3)(iii) of Regulation S-K to provide a narrative discussion of the extent to which material increases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In your response, you
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explained that, due to several factors, quantification of the impact of volume and pricing increases in your revenues is not always practical or meaningful. We reiterate that the Item calls for narrative, not quantitative, disclosure in this area, and it appears that the information you provide in your response is itself meaningful and responsive to the Item requirement. Please tell us what consideration you have given to including disclosure of this kind in future filings, or tell us why you believe such information does not serve the principle objectives of MD&A.

We advise the Staff that we will provide narrative disclosure of this kind in future filings.

2.	We note your response to our prior comment 3 where you indicate that because the Company does not allocate amortization of purchased technology amongst the various cost of revenue line items, gross margins calculated for each revenue stream (i.e. service and support, subscription and product) could potentially be considered a non-GAAP disclosure. Tell us what consideration the Company has given to allocating the amortization of purchased technology amongst the various costs of revenue line items in your statement of operations. To the extent that such allocation impacts the gross margins of the various revenue streams tell us how you considered the relevance of this information to your investors. In addition, your response indicates that the Company does not have systems in place to track gross margins on a corporate versus consumer basis. Your results of operations disclosures, however, appear to discuss changes in revenues broken out between your consumer and corporate businesses. Similarly, your cost of revenue discussion attributes changes to certain costs as they relate to your consumer business. Therefore, it is unclear to the Staff why you are unable to track your margins by customer type. Please explain further and to the extent that these businesses contribute or are expected to contribute in the future, in a materially disproportionate way to your profitability, tell us how you considered providing an analysis of your measure of profit or loss by customer type (consumer versus corporate).

We advise the Staff that we do not have a reasonable basis to allocate amortization of purchased technology amongst the various cost of revenue line items. Any attempt at allocation would be arbitrary; therefore, we believe that providing total amortization of purchased technology is more meaningful to investors. In addition, substantially all of our acquisitions have had purchased technology attributable to more than one cost of revenue line items.

We also advise the Staff that although we have systems in place to track revenue on a corporate versus consumer basis, we do not have the systems in place to track cost of revenue and gross margins on a corporate versus
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consumer basis nor does our management obtain or use fully allocated cost of revenue or gross margin information for corporate or consumer. To the extent we can identify specific costs attributable to corporate or consumer and these costs are significant, we discuss these costs in our results of operations. Similar to amortization of purchased technology, we have no reasonable basis to allocate certain costs between corporate and consumer. Based on these factors, we cannot determine expected profitability by customer type. In future filings, we will discuss any significant known trends in corporate or consumer gross margins that we believe will impact our profitability.
Note 2. Summary of Significant Accounting Policies, page 80
Revenue Recognition, page 84
3.	We note your response to prior comment 8 where you indicate that VSOE of fair value for PCS, training and consulting services is determined by applying the bell-shaped curve approach (i.e., paragraph 10 of SOP 97-2) to each customer class (e.g., corporate and government agencies and by geography). We further note that VSOE of fair value is established when a “substantial portion of the PCS renewals have been sold within a narrow range.” Please quantify your terms “substantial portion” and “narrow range” and tell us how you apply these criteria in concluding that you have established VSOE of fair value for each customer class.

In the years ended December 31, 2007, 2006 and 2005, VSOE of fair value for each customer class was established when both of the following criteria were met:
•	80% or more of stand-alone sales of PCS renewals, training or consulting services had been sold within a +/- 10% range of our normal pricing, AND

•	90% or more of stand-alone sales of PCS renewals, training or consulting services had been sold within a +/- 20% range of our normal pricing.
In 2008, we changed our approach to use only one criteria, significantly simplifying our approach, such that VSOE of fair value is established when 80% or more of stand-alone sales of PCS renewals, training or consulting services have been sold within a +/- 15% range of our normal pricing. For example, if the stated PCS renewal rate is $100, then at least 80% of the stand-alone PCS renewals must be priced within $85 to $115 in order to establish VSOE. This change in estimate resulted in an increase to revenue of approximately $1.3 million for the six months ended June 30, 2008, which we deem insignificant.
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Note 16. Provisions for Income Taxes, page 113
4.	We note your response to our prior comment 13 and your disclosures on page 115 where you indicate that the predominant portion of the equity adjustment recorded upon the adoption of FIN 48 relates to previously unrecorded deferred tax benefits that arose in conjunction with a 1998 acquisition accounted for as a pooling of interests. We further note your statement that absent FIN 48, a release of this reserve in any period prior to 2007 would have been reflected as a component of APIC. Please tell us whether the Company could have or should have released this reserve regardless of whether you adopted FIN 48. In this regard, tell us when the statute of limitations for this 1998 pooling transaction expires. Also, please explain further why the release of this reserve would not have been recorded as a component of income tax expense prior to the adoption of FIN 48.

With respect to the unrecorded deferred tax benefits that arose in conjunction with the 1998 acquisition accounted for as a pooling of interests, we periodically released under FAS 5 portions of the tax reserve in years prior to the adoption of FIN 48 as the statutes of limitations related to requisite periods expired. Absent the adoption of FIN 48, we would have continued this practice under FAS 5. The statutes of limitations for this item will expire periodically between 2009 and 2017.

The release of the reserve on this item is recorded as a component of APIC under the principles of FAS 109, paragraph 36(d), FAS 109 Appendix B paragraph 272 and, by analogy, EITF 93-7. Paragraphs 36(d) and 272 provide that, in the case of a pooling of interests transaction, recognizable tax benefits attributable to the increase in tax basis should be allocated at the date of the combination to contributed capital. We had uncertainties as to the realization of certain tax basis increases arising in connection with the 1998 transaction. These uncertainties did not relate to valuation allowances, but rather to the sustainability of certain tax positions. As a result, the benefits of these potential basis increases were not recognized at the time of the combination as an increase to contributed capital, which we believe was in keeping with promulgated guidance.

Subsequent to the date of combination, we actually realized the benefits of certain tax basis increases that were not related to the release of a valuation allowance. In determining how to record the realization of these benefits, we followed the guidance of EITF 93-7. Though EITF 93-7 relates to transactions accounted for as a purchase business combination, we determined this guidance to be applicable by analogy in the case of a pooling of interest. EITF 93-7 provides that post-allocation period changes in management’s best estimate of the ultimate tax basis of acquired assets that were not related to the release of a valuation allowance should be applied to goodwill and should not be recognized in
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income. By analogy in the case of a pooling of interest, an increase in tax basis should be accounted for as an adjustment to contributed capital in keeping with the accounting treatment that would have applied if the increase in tax basis had been originally recognized.
Schedule II Valuation and Qualifying Accounts, page 131
5.	We note your response to our prior comment 18 where you indicate that the Company will separately present the allowance for sales returns and the allowance for other incentives in your December 31, 2008 Form 10-K. Please also provide the Staff with a separate roll forward of these accounts for each of the three years ended December 31, 2007.

We are providing the Staff with a separate roll forward of the allowance for sales returns and the allowance for other incentives for 2007 and 2006.

		Provision for
		Sales Returns
		Charged to Net
	Balance at	Revenue or		Balance at
	Beginning of	Deferred	Actual	End of
Sales Returns	Period	Revenue	Returns	Period
	(In thousands)
Year Ended December 31, 2007	$8,508	$55,931	$(56,445)	$7,994
Year Ended December 31, 2006	$3,837	$19,198	$(14,527)	$8,508

		Provision for
		Other Incentives
		Charged to Net
	Balance at	Revenue or		Balance at
	Beginning of	Deferred	Actual	End of
Other Incentives	Period	Revenue	Incentives	Period
	(In thousands)
Year Ended December 31, 2007	$31,266	$133,748	$(124,520)	$40,494
Year Ended December 31, 2006	$28,102	$119,856	$(116,692)	$31,266
Please note that we have not provided a separate roll forward of the allowance for sales returns and the allowance for other incentives for 2005. Our systems and processes do not allow for us to readily separate these disclosures for 2005 and we believe that it is impracticable to provide.
Form 8-K Filed July 31, 2008
6.	We note that on July 29, 2008 the Company reached a settlement with Deep Nines whereby, in consideration of the settlement and release of all claims and additional patent rights, the Company agreed to pay Deep Nines $25 million. Please tell us how you will account for this settlement. In this regard, please identify and describe each element of the settlement and tell us the timing of expense recognition associated
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with each element. In addition, tell us the value assigned to each element and explain how you determined such values.

We advise the Staff that the value of each element was stipulated in the settlement document, as agreed to by McAfee and Deep Nines. We reviewed the justification behind each amount in the settlement document and performed independent calculations, where reasonable, to further support the relative fair values of each recognizable element of the settlement.

Each element is described below:
•	*** relates to royalties owed to Deep Nines for the use of the patented technology from the date the patent was granted in 2006 until the patent’s expiration in 2020 (the “Patent Period”). As this technology is included in our intrusion prevention offerings, we believe the non-exclusive patent rights will continue to bring future value and cash flow to the company through the patent expiration. The allocation between current and future period expense was based upon the relative weightings of undiscounted historical actuals and discounted forecasted sales for the products noted in the litigation over the Patent Period. Future expense will be recognized based upon each period’s sales from the products noted in the litigation, as a percentage of total forecasted sales over the Patent Period. Of the ***, *** was recorded as legal settlement costs in the three months ended June 30, 2008 and $16 million was recorded as an asset as of June 30, 2008, and will be amortized to cost of product revenues in our condensed consolidated statements of income and comprehensive income over the remaining Patent Period. We will evaluate the value in the future under FAS 144.

•	*** is for interest we would have owed Deep Nines as of June 30, 2008 if we had signed a *** non-exclusive, fully-paid license arrangement in 2006. The interest was calculated using the Federal Prime Rate, as separately agreed to by Deep Nines following the jury verdict. We recorded the *** as legal settlement costs in the three months ended June 30, 2008.

•	*** is for the release and dismissal of all related claims. This element of the settlement was separately agreed to with Deep Nines following the jury verdict. We recorded the *** as legal settlement costs in the three months ended June 30, 2008.

***	INDICATES THAT THIS TEXT HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION.
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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to me at (972) 987-2376. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (972) 987-2525. Thank you for your assistance.

Sincerely, McAfee, Inc.

Keith S. Krzeminski
Senior Vice President, Finance and Chief Accounting Officer

cc:	Albert A. Pimentel, Chief Operating Officer and Chief Financial Officer Mark Cochran, General Counsel John Kelm, Deloitte & Touche LLP Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati
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